Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

POSSIBLE CHANGE IN THE SUBSTANTIAL SHAREHOLDER
OF THE COMPANY

The Company has confirmed that the Foundation was approached by a wholly-owned subsidiary of the Liaoning Provincial Government regarding the possible acquisition by the Subsidiary of all or part of its interests in the Company. Following recent discussions, the Management may or may not participate as one of the purchasers in the Proposed Transaction. Negotiations are still on-going and no legally binding contract and/or agreement has been entered into and no concrete terms and/or conditions have been finalized in respect of the Proposed Transaction.

Trading of the shares of the Company on The Stock Exchange of Hong Kong Limited was suspended with effect from 10:00 a.m. on Monday, 11 November 2002, at the request of the Company pending the issue of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited for the resumption of trading of the shares of the Company from 9:30 a.m. on Friday, 15 November 2002.

The board of directors (the “Directors”) of Brilliance China Automotive Holdings Limited (the “Company”) noted the recent press articles regarding the possible acquisition of the interests of The Chinese Financial Education Development Foundation (the “Foundation”) in the Company by the Liaoning Provincial Government. The Company has confirmed that the Foundation was approached by a wholly-owned subsidiary of the Liaoning Provincial Government (the “Subsidiary”) regarding the possible acquisition by the Subsidiary of all or part of the interests of the Foundation in the Company (the “Proposed Transaction”). Following recent discussions, certain members of the management of the Company (the “Management”), comprising Mr. Wu Xiao An, Mr. Hong Xing, Mr. Su Qiang and Mr. He Tao, all of whom are executive Directors, may or may not participate as one of the purchasers in the Proposed Transaction.

As at the date of this announcement, negotiations are still on-going and no legally binding contract and/or agreement has been entered into and no concrete terms and/or conditions have been finalized in respect of the Proposed Transaction. It is not certain at this stage whether the Proposed Transaction will or will not proceed.

The Foundation currently owns approximately 39.45% of the issued share capital of the Company. The Proposed Transaction, if consummated, would result in a change in the substantial shareholder of the Company.

The Company will issue further announcements to keep shareholders and potential investors of shares of the Company informed of further developments relating to the Proposed Transaction as and when appropriate in accordance with the Hong Kong Code on Takeovers and Mergers and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Shareholders and potential investors should exercise extreme caution when dealing in the shares of the Company as the Proposed Transaction may or may not materialize.

General

Since 2000, the Directors have been collectively aware that the Liaoning Provincial Government as well as certain executive Directors, have on various different occasions separately engaged in preliminary discussions with the Foundation for a possible acquisition of its shares in the Company. As far as the Directors were aware, no concrete structure or agreement or understanding on terms and conditions for such possible acquisition were ever reached. As no concrete or significant progress was ever made, to the knowledge of the Directors, in respect of such past preliminary communications, the Directors were of the view that there was no information in their knowledge which would warrant a public disclosure. This is because the Directors did not consider such preliminary communications to contain any price sensitive information. The Directors also believed that premature disclosure of such preliminary communications might create confusion among the shareholders and potential purchasers of shares of the Company.

Regarding recent reports of transfer of assets of the Company to third parties, the Directors wish to state that they have not been informed of any transfer of the assets of the Company to any third party.

The Company also refers to the press articles appearing on 12 November 2002 regarding the termination of the joint venture project with MG Rover. The Company wishes to state that neither it nor any of its subsidiaries has engaged in discussions or entered into any joint venture project with MG Rover and no payment has been made by the Company or any of its subsidiaries in this regard.

Suspension and resumption of trading of shares of the Company

Trading of the shares of the Company on The Stock Exchange of Hong Kong Limited was suspended with effect from 10:00 a.m. on Monday, 11 November 2002, at the request of the Company pending the issue of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited for the resumption of trading of the shares from 9:30 a.m. on Friday, 15 November 2002.

By order of the Board of Brilliance China Automotive Holdings Limited Wu Xiao An Chairman

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Hong Kong SAR, 14 November 2002